Exhibit 99.1
TechFaith 3Q11 Revenue Exceeds High-End of Prior Guidance
Beijing, China, Novemeber 21, 2011 - China TechFaith Wireless Communication Technology Limited (NASDAQ: CNTF) (“TechFaith” or the “Company”) today announced unaudited financial results for the third quarter ended September 30, 2011.
For the third quarter of 2011, TechFaith reported net revenue of US$80.6 million, a 17% increase compared to US$68.6 million in the third quarter of 2010, and a 3% decrease compared to US$82.8 million in the second quarter of 2011. Gross margin for the third quarter of 2011 was 24%, which remained the same as in the third quarter of 2010, as compared to 26% in the second quarter of 2011. The decrease in the gross margin from the second quarter of 2011 is attributed to a change in Techfaith’s product mix, as the Company had lower sales of GSM feature phones from its ODP business during the third quarter of 2011.
Net income attributed to TechFaith for the third quarter of 2011 was US$3.3 million or US$0.06 per basic and diluted weighted average outstanding ADS, compared to US$4.5 million or US$0.09 per basic and diluted weighted average outstanding ADS in the third quarter of 2010, compared to US$7.3 million or US$0.14 per basic and diluted weighted average outstanding ADS in the second quarter of 2011. The decrease in net income from the second quarter is the result of lower gross margins (as discussed above) and higher income tax expense attributed to the change in the Company’s estimated annual effective tax rate.
Ms. Ouyang Yuping, TechFaith’s CFO, said, “We were able to achieve revenue above the high-end of our prior guidance in a weaker global economic environment and under the increased pricing pressure in several of the markets we serve. Higher demand levels for Android-based mobile phones and continued developments in our branded mobile phone business and motion gaming business helped us to partially offset the market pressure. We are pleased that we were able to keep our gross margin relatively stable at 24% despite such uncertain market conditions. This performance reflects the success of our higher margin branded mobile phone and motion gaming businesses. In addition, we remained focused on cost control and operating efficiencies, which helped us to further strengthen our balance sheet due to the continued healthy cash flow from our operations. We ended the third quarter of 2011 with US$4.46 per ADS in cash and cash equivalents compared to US$4.17 per ADS at the end of the second quarter of 2011.”
Mr. Deyou Dong, President and COO of TechFaith, said, “We are pleased with the continued success we are having in various markets worldwide. Our ability to tailor mobile solutions in the enterprise and branded market is a competitive advantage for TechFaith, which led to additional orders for our leading Android-based smartphone models in South East Asia, Latin America, Japan and domestic China market. We further strengthened our product line-up with the launching of several innovative new models, including Titan, Tracker, PAD, Qphone and Eagle, in the third quarter of 2011. All are Android-based 3G smartphones. Additionally, we have leveraged the success of our TecFace-branded mobile phone business beyond China and extended into the international market with the well-received launching of new products and stronger marketing support. Our efforts have positioned TechFaith for long-term business success.”

Fourth Quarter of 2011 Outlook
The fourth quarter 2011 outlook reflects TechFaith’s current and preliminary view, which is subject to change. Based on current market conditions, the Company expects its revenue for the fourth quarter of 2011 to be in the range of US$78 million to US$81 million, with gross margin levels similar to those for the third quarter of 2011.
Mr. Defu Dong, Chairman and CEO of TechFaith, added, “We entered the fourth quarter in a very solid financial position which can help us navigate our course among continued market volatility. We continue to build momentum with customers in our mobile solutions business, branded mobile phone business and motion gaming business. We believe that our efforts would more readily translate to growth in our financial results when the broader market environment improves. We will remain conservative in our outlook and approach and maintain strict cost controls in light of the uncertain global economic environment. At the same time, we will continue to invest in the research and development and sales and marketing efforts that are critical to the support of our customers and brands while focusing on profitability. Strategic investments made in our business today will, we expect, fuel our growth when the market situation improves, as has happened in previous market cycles.”
Investor Conference Call / Webcast Details
TechFaith will hold a conference call on Monday, November 21, 2011 at 8:00 a.m. U.S. Eastern Time (9:00 p.m. Monday, November 21, 2011 in Beijing). The dial-in phone number is +1-617-786-2960 or +1-800-884-5695, with conference passcode 77232985. A live webcast of the conference call will also be available on TechFaith’s website at www.techfaithwireless.com.
A replay of the call will be available approximately 2 hours after the conclusion of the live call by telephone at +1-617-801-6888, with passcode 15800415. A webcast replay will also be available at www.techfaithwireless.com.
About TechFaith
TechFaith (NASDAQ: CNTF) has three primary businesses. The Company is a leading global mobile solutions provider for global mobile handsets market (Which previous called ODP (Original Developed Product) business)). Under its TecFace brand, the Company is a leading developer of specialized mobile phones for differentiated market segments, including the rapidly growing Smartphone market targeting users and Operators through its TecFace brand; Outdoor and Sports enthusiasts through its Jungle brand; and the Teen market through licensed brands. Under the Company’s 17Vee brand, the Company has built a leading, intellectual property based motion gaming business ranging from Bluetooth enabled motion gaming controllers and software. For more information, please visit www.techfaithwireless.com, www.tecface.com and www.17vee.com.

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “outlook” and similar statements. Among other things, the business outlook and strategic and operational plans of TechFaith and management quotations contain forward-looking statements. TechFaith may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about TechFaith’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in TechFaith’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. TechFaith does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

CONTACTS:
In China:	In the U.S.:
Jay Ji	David Pasquale
China Techfaith Wireless Communication Technology Limited	Global IR Partners
Tel: 86-10-5822-8390	Tel: +1 914-337-8801
ir@techfaith.cn	cntf@globalirpartners.com

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In Thousands of U.S. Dollars, except share and per share/ADS data and unless otherwise stated)

	Three Months Ended	Three Months Ended		Nine Months Ended
	June 30	September 30		September 30
	2011	2011	2010	2011	2010
			(As adjusted)(1)		(As adjusted)(1)
Revenues:
ODP	$55,917	$52,348	$55,793	$162,073	$166,567
Brand name phone sales	16,179	17,168	11,252	48,261	24,096
Game	10,690	11,131	1,548	31,779	4,339

Total net revenues	$82,786	$80,647	$68,593	$242,113	$195,002

Cost of revenues:
ODP	$45,141	$44,423	$45,753	$129,929	$134,871
Brand name phone sales	10,086	10,379	6,454	29,364	14,360
Game	5,811	6,731	23	16,663	135

Total cost of revenues	$61,038	$61,533	$52,230	$175,956	$149,366

Gross Profit	$21,748	$19,114	$16,363	$66,157	$45,636

Operating expenses:
General and administrative	$6,964	$3,233	$2,980	$14,636	$9,120
Research and development	2,755	3,687	3,001	9,721	8,760
Selling and marketing	2,767	4,425	1,441	9,544	4,313
Impairment of goodwill	—	606	—	606	—
Exchange gain	(69)	(107)	(40)	(172)	(20)

Total operating expenses	$12,417	$11,844	$7,382	$34,335	$22,173

Government subsidy income	77	111	—	188	151
Other operating income	545	175	168	1,258	342

Income from operations	$9,953	$7,556	$9,149	$33,268	$23,956

Interest expense	—	—	(1)	—	(1)
Interest income	338	362	240	977	630
Investment income	—	—	—	883	—
Other income	—	3	—	4	19
Change in fair value of derivatives embedded in Convertible notes	—	—	(3,329)	—	1,280
Change in fair value of put option	—	—	(30)	—	(93)

Income before income taxes	$10,291	$7,921	$6,029	$35,132	$25,791
Income tax expenses	(2,367)	(4,249)	(2,538)	(8,783)	(6,646)

Net income	$7,924	$3,672	$3,491	$26,349	$19,145
Less: net (income) loss attributable to the noncontrolling interest	(586)	(395)	964	(1,907)	(159)

Net income attributable to TechFaith	$7,338	$3,277	$4,455	$24,442	$18,986

Net income attributable to TechFaith per share
Basic	$0.01	$0.00	$0.01	$0.03	$0.03

Diluted	$0.01	$0.00	$0.01	$0.03	$0.02

Net income attribute to TechFaith per ADS
Basic	$0.14	$0.06	$0.09	$0.46	$0.40

Diluted	$0.14	$0.06	$0.09	$0.46	$0.34

Weighted average shares outstanding
Basic	794,003,193	794,003,193	734,884,532	794,003,193	712,154,456

Diluted	794,003,193	794,003,193	734,889,995	794,003,193	784,340,131

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In Thousands of U.S. Dollars)

	September 30, 2011	June 30, 2011	December 31, 2010
			(As adjusted)(1)
Assets
Current assets:
Cash and cash equivalents	$236,297	$220,546	$198,536
Accounts receivable	9,070	12,028	19,241
Amounts due from a related party	4,960	3,345	8,061
Inventories	12,466	16,211	17,745
Prepaid expenses and other current assets	9,864	10,336	7,997
Deferred tax assets-current	179	165	163

Total current assets	$272,836	$262,631	$251,743

Plant, machinery and equipment, net	$48,130	$48,303	$41,832
Land use right	8,304	8,236	—
Construction in progress	15,679	15,471	2,576
Acquired intangible assets, net	2,493	2,591	2,799
Goodwill	1,242	1,848	1,848
Other Assets	—	—	3,155

Total assets	$348,684	$339,080	$303,953

Liabilities and shareholders’ equity
Current liabilities:

Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to China Techfaith Wireless Communication Technology Limited, $nil, $nil and $nil as of December 31, 2010, June 30, 2011 and September 30, 2011 respectively)	7,520	9,020	7,819
Amounts due to related parties	48	47	46

Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to China Techfaith Wireless Communication Technology Limited, $1,272 $832 and $841 as of December 31, 2010, June 30, 2011 and September 30, 2011 respectively)	17,958	18,825	15,195

Advance from customers (including advance from customers of the consolidated variable interest entities without recourse to China Techfaith Wireless Communication Technology Limited, $339, $199 and $208 as of December 31, 2010 June 30, 2011 and September 30, 2011 respectively)	8,390	8,895	7,450
Deferred revenue	307	307	291

Income tax payable (including income tax payable of consolidated variable interest entities without recourse to China Techfaith Wireless Communication Technology Limited, $1,282, $22 and $19 as of December 31, 2010, June 30, 2011 and September 30, 2011 respectively)	4,094	2,519	3,175

Total current liabilities	$38,317	$39,613	$33,976

Long-term loan	290	290	290
Deferred tax liability-noncurrent	114	123	140

Total liabilities	$38,721	$40,026	$34,406

Shareholders’ equity
Paid in capital	$16	$16	$16
Additional paid-in capital	141,236	140,893	139,495
Accumulated other comprehensive income	40,164	36,530	31,098
Statutory reserve	16,679	16,679	16,679
Retained earnings	100,539	97,262	76,097

Total Techfaith shareholders’ equity	$298,634	$291,380	$263,385

Noncontrolling interest	$11,329	$7,674	$6,162

Total shareholders’ equity	$309,963	$299,054	$269,547

Total liabilities and shareholders’ equity	$348,684	$339,080	$303,953

(1)
The Company subsequently reconsidered the accounting of the issuance of the Notes in 2009 and decided to restate its 2009 financial statement to reflect a more proper accounting treatment. Previously, we first allocated a portion of the proceeds to the embedded derivatives at fair value, and then allocated the remaining proceeds to the debt host. Since the fair value of embedded derivatives exceeded the net proceeds of the Notes, a debit amount of US$3.2 million for the debt host was recorded at issuance date. We then accreted the residual amount (the residual amount of the debt host after deducting the embedded derivatives) to the amount due on the redemption of the Notes over the life of the debt instrument assuming no conversion on redemption. Subsequently, to reflect a more proper accounting treatment, we have recognized the embedded derivatives at their fair value of US$12.8 million and recognized the difference between that amount and the amount of the net proceeds as a loss upon the issuance of the Notes. As a result, for the three months periods ended September 30, 2010, the interest expense in relation to the Notes was adjusted from US$200,541.0 to US$553.0 and the net income was adjusted from US$4.3 million to US$4.5 million. And for the nine months periods ended September 30, 2010, the interest expense in relation to the Notes was adjusted from US$730,817.0 to US$829.0 and the net income was adjusted from US$18.4 million to US$19.0 million.